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                                                             Exhibit(a)(1)(G)


 Media Relations             Investor Relations           Analyst Relations
  Jorge Perez                Abraham Rodriguez              Ricardo Sales
(52 81) 8888-4334            (52 81) 8888-4262              (212) 317-6008


                                  [LOGO]/CEMEX
                            Building the future/TM/


                       CEMEX WILL REVISE OFFER TO PURCHASE
                              APPRECIATION WARRANTS

MONTERREY, MEXICO, December 11, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it will revise its offer to purchase appreciation warrants and American Depositary Warrants (ADWs) for cash. Based on discussions with the U.S. Securities and Exchange Commission (SEC) and CEMEX's desire to continue to have a market driven pricing mechanism for the offer, CEMEX today filed (i) with the SEC, an amendment to its Tender Offer Statement and (ii) with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) (CNBV), a preliminary supplement to the information memorandum used in connection with the Mexican tender offer.

The proposed principal revisions to the offer are as follows: (1) instead of an offer for all appreciation warrants and ADWs, the revised offer is now for up to 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs); (2) If more than 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs) are validly tendered and not properly withdrawn at or below the selected purchase price (as defined), all appreciation warrants (including appreciation warrants represented by ADWs) tendered at or below the selected purchase price will be purchased on a pro rata basis, except for "odd lots" (lots held by beneficial owners of fewer than 100 appreciation warrants or 20 ADWs), which will be purchased on a priority basis; and (3) instead of excluding the prices submitted by CEMEX's directors, executive officers, subsidiaries and certain employee benefit plans from the determination of the selected purchase price, the prices submitted by these persons will now be included in this determination.

The documentation of the terms of the revised offer has not yet been finalized and is subject to further comments from the SEC and the CNBV. Once the documentation has been finalized, CEMEX will distribute the revised tender offer materials to holders of appreciation warrants and ADWs, and the revised offer and withdrawal rights will be extended until a date that is at least 20 business days after the date of such distribution.

The revised offer will be an offer to purchase up to 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), which represents approximately 86.73% of the outstanding appreciation warrants (or the sum of 80% of the outstanding appreciation warrants not already owned by, or controlled by, CEMEX and its subsidiaries plus the approximately 34.9 million appreciation warrants owned or

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controlled by CEMEX and its subsidiaries). Holders of appreciation warrants and
ADWs who wish to tender their securities will be required to specify the price at which they wish to tender, which should be in Mexican Pesos and not greater than MXP 8.10 per appreciation warrant (US$ equivalent of MXP 40.50 per ADW, since each ADW represents five appreciation warrants) and not less than MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW).

When the offer expires, CEMEX will determine the lowest purchase price (the "selected purchase price") that will allow it to purchase 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), or such lesser number as are validly tendered and not withdrawn at prices not greater than MXP 8.10 per appreciation warrant (US$ equivalent of MXP 40.50 per ADW) and not less than MXP 5.10 per appreciation warrant (US$ equivalent of MXP
25.50 per ADW). Purchases generally will be made on a pro rata basis for holders tendering at or below the selected purchase price.

CEMEX intends to tender all of the approximately 34.9 million appreciation warrants (including appreciation warrants represented by ADWs) owned or controlled by it and its subsidiaries at the minimum price of MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW).

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any appreciation warrants or ADWs. The revised offer outside of Mexico will be made solely by the Revised Offer to Purchase and the related Letter of Transmittal that will be distributed to holders. Investors are urged to read the Tender Offer Statement on Schedule TO, as amended, that has been filed with the SEC in connection with the revised offer, as well as any further amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Global Bondholder Services Corporation, the information agent for the offer outside of Mexico, by directing such request to: Global Bondholder Services Corporation, 65 Broadway, Suite 704, New York, NY, 10006, Attention: Corporate Actions, telephone (866) 470-4100. The revised offer in Mexico will be made solely by the Mexican information memorandum, a supplement thereto and the Carta de Aceptacion contemplated therein. The information memorandum and a preliminary supplement are available at the website of the Mexican Stock Exchange (Bolsa Mexicana de Valores) (www.bmv.com.mx). The final tender offer materials used in Mexico will also be available at such web page.

Citigroup Global Markets Inc. is acting act as dealer-manager for the U.S. and international portions of the offer. Additional information concerning the terms of the U.S. and international portions of the offer may be obtained by contacting the information agent or Citigroup Global Markets Inc. at (212) 816-6849. Acciones y Valores de Mexico, S.A. de C.V. is acting as dealer-manager of the offer in Mexico.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products

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and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.